[Letterhead of Sullivan & Cromwell LLP]

July 19, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Manufacturing,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Eiko Yaoita Pyles Jean Yu Erin Donahue Geoff Kruczek

Re:	Next.e.GO B.V. Amendment No. 2 to Registration Statement on Form F-4 Filed June 26, 2023 File No. 333-270504

Ladies and Gentlemen:

On behalf of our client, Next.e.GO B.V. (the “Company”) we are filing today, via EDGAR, this letter and amendment no. 3 to the Registration Statement on Form F-4 (the “Amendment No. 3”) with the staff of the Securities and Exchange Commission (the “Commission”). The Company previously filed with the Commission a registration statement on March 13, 2023 (the “Registration Statement”), amendment no. 1 to the Registration Statement (the “Amendment No. 1”) on June 1, 2023, and amendment no. 2 to the Registration Statement (the “Amendment No. 2”).

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comments of July 12, 2023 with respect to the above referenced Registration Statement. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. All page references in the responses set forth below refer to page numbers in the Amendment No. 3. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 3.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 197

1.	We note your response to prior comment 2 and your revised disclosures in the introductory paragraph and footnote (11) related the pro forma balance sheet. Your disclosure in the introductory paragraph states that pro forma balance sheet gives effect to the Business Combination as if it had been consummated on December 31, 2022, but the additional shareholder and other loans received after the reporting period do not appear to be related to the business combination transaction. Please revise your disclosure to provide similar information for the shareholder and other loans. Additionally, your response to prior comment 2 and revised disclosures do not appear to reflect the IP Note. Please revise accordingly.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on page 198 of the Amendment No. 3.

2.	Please revise your introductory paragraph to include the periods for which the pro forma income statement information is presented and an explanation of what the pro forma income statement shows (e.g. to give effect to the business combination as if it had been consummated as of the earliest period presented) Additionally, revise to provide an explanation how the transactions involving the shareholder loans and the IP Note have been reflected in the pro forma income statement.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 198 of the Amendment No. 3.

Adjustment (11), page 203

3.	We note your disclosure stating that e.GO expects to receive net proceeds in an amount of “approximately €[48] million” as a result of the successful closing of the IP Note. This disclosure appears to related to adjustment (12) rather than (11). If true, please revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comments and in response, the Company has revised its disclosure on page 205 of the Amendment No. 3.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

Adjustment (12), page 204

4.	Please revise to disclose whether the closing of the IP Note and receiving the net proceeds of €48 million is probable of occurring. If not, please explain why you believe this transaction should be reflected in your pro forma financial information. Refer to Rule 11-01 of Regulation S-X..

Response:

The Company respectfully acknowledges the Staff’s comments and advises that on June 30, 2023, the Company successfully issued the Senior Secured Notes (previously referred to as the IP Note) in the principal gross amount of $75 million. The Company has revised its disclosure throughout Amendment No.3 to reflect the successful issue of the Senior Secured Notes (e.g. pages 37 et seq., 124 et seq., 196 et seq. and 233 et seq.).

Financial statements of Next.e.GO Mobile SE for the fiscal year ended December 31, 2022 Note 15. Events occurring after the reporting period, page F-58

5.	We note your response to prior comment 5 and revised disclosure on F-59. Please revise your disclosure to clarify the nature of the arrangement and relationship between (1) the IP Note term sheet you signed with Traust Structured, LLC and Two River Ventures, LLC; and (2) the complementary term-sheet to the IP Note you signed with Painted Sky Partners (acting as the investor). In this regard, explain how the complementary termsheet you entered affects the amount you expect to receive from the IP Note.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the description of the IP Note term sheet signed with Traust Structured, LLC and Two River Ventures, LLC as well as the complementary term sheet to the IP Note that has been signed with Painted Sky Partners reflected the negotiations with the respective parties at the time of the issue of the auditor’s opinion on May 26, 2023, and therefore before the successful closing of the Senior Secured Notes. The Company has revised its disclosure throughout Amendment No.3 to reflect the successful issue of the Senior Secured Notes (e.g. pages 37 et seq., 124 et seq., 196 et seq. and 233 et seq.).

Exhibits

6.	Exhibit 5.1 does not appear to include counsel's opinion regarding the warrants that will be issued. Please file a revised opinion.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has filed Exhibit 5.2 to include an opinion regarding the warrants.

*      *      *

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-4-

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Ali Vezvaei, Next.e.GO B.V. Isabelle Freidheim, Athena Consumer Acquisition Corp. Joel Rubinstein, White & Case LLP Daniel Nussen, White & Case LLP